SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2019

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                No ☒

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM

1	Translation of letter to the Buenos Aires Stock Exchange dated April 26, 2019.

TRANSLATION

Buenos Aires, April 26, 2019

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Re: Appointment of Audit Committee of YPF S.A.

Dear Sirs:

The purpose of this letter is to comply with the requirements of the ByMA Listing Regulations.

The Board of Directors of YPF S.A., at its meeting held on April 26, 2019, resolved to appoint the following Directors to the Audit Committee:

Title	Names	Status

President	Carlos Alberto Felices	Independent

Members	Daniel Gustavo Montamat	Independent

	Emilio José Apud	Independent

Additionally, we inform you that Mr. Carlos Felices is the “Audit Committee Financial Expert.”

Yours faithfully,

Diego Celaá

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: April 29, 2019	By:	/s/ Diego Celaá

	Name:	Diego Celaá
	Title:	Market Relations Officer